U.S. SECURITIES AND EXCHANGE COMMISSION
	                         Washington, D.C. 20549

	                                 FORM 3
	          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,
Section 17(a) of the Public Utility Holding Company act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
   Fedida        Andre
    (Last)      (First)   (Middle)

   383 Route 46 West
       (Street)

   Fairfield     NJ      07004
    (City)     (State)  (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)
    05/22/02

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker of Trading Symbol
    BRADLEY PHARMACEUTICALS, INC. (BPRX)

5. Relationship of Reporting Person to Issuer (Check all
applicable)
__X__Director						_____10 % Owner
__ __Officer (give title below)			_____Other (specify below)



6. If Amendment, Date of Original (Month/Day/Year)

Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr.4)
2. Amount of Securities Beneficially Owned (Instr.4)
3. Ownership Form: Direct (D) or Indirect (I) (Instr.5)
4. Nature of Indirect Beneficial Ownership (Instr.5)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

   (Print or Type Responses)

FORM 3 (continued)

Table II - Derivative Securities Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.4)
   (1) Options (right to buy)
2. Date Exercisable and Expiration Date (Month/Day/Year)
   (1) Exercisable - 03/11/02		Expiration - 03/10/05
3. Title and Amount of Securities Underlying Derivative Security
   (Instr. 4)
   (1) Title - Common Stock 		Number of Shares - 1,250
4. Conversion or Exercise Price of Derivative Security
   (1) 13.88
5. Ownership Form of Derivative Security: Direct (D) or Indirect (I)
    (Instr.5)
   (1) (D)
6. Nature of Indirect Beneficial Ownership (Instr.5)

Explanation of Responses:
Note: 401(k) Match subject to a vesting schedule of 20% for each completed year of service

/s/Dr. Andre Fedida 				July 22, 2002

---------------------------			---------------
**Signature of Reporting Person		Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
SEC 1474 (3/91)